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                      [LETTERHEAD OF MORROW & CO., INC.]

January 3, 2000

General Motors Corporation
MC 482-C25-C22
300 Renaissance Center
Detroit, MI 48265-3000

     This letter will serve as the agreement under which you will retain us to act as Information Agent in connection with your Exchange Offer to stockholders of General Motors Corporation's 1 2/3 common stock.

     The services we will perform on your behalf will include the consultation and preparation in connection with this transaction, the delivery of General Motors material to brokers, banks, nominees and institutions, acting as Information Agent in connection with your Exchange Offer, and receiving calls from General Motors 1 2/3 common stockholders.

     For the above services our fee will be $75,000.00. An advance against disbursements of $200,000.00 is due upon the signing of this agreement. Additional disbursements, if any, incurred by us on your behalf will be billed periodically. Our charge for incoming telephone calls will be $3.50 per stockholder call; such charge includes all related telephone expense.

     This agreement covers the period from March 15, 2000 through May 19, 2000. This agreement may be extended by the consent of each party at a rate of $5,000.00 per week, or part thereof.

     You agree to indemnify and hold us harmless against any loss, damage, expense (including reasonable legal fees and expenses), liability or claim relating to or arising out of our performance of this agreement except where we, or our employees, fail to comply with this agreement; provided, however, that you shall not be obliged to indemnify us or hold us harmless against any such loss, damage, expense, liability, or claim which results from negligence, bad faith, or willful misconduct on our part or of any of our employees.
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General Motors Corporation                                       January 3, 2000
Page Two

     At your election, you may assume the defense of any such action. We shall advise you in writing of any such liability or claim promptly after receipt of any notice of any action or claim for which we may be entitled to indemnification hereunder.

     This agreement shall be construed and enforced in accordance with the laws of the State of New York and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of the parties hereto.

     If any provision of this agreement shall be held illegal, invalid or unenforceable by any court, this agreement shall be construed and enforced as if that provision had not been contained herein and shall be deemed an agreement among us to the full extent permitted by applicable law.

     Please acknowledge receipt of this agreement and confirm the arrangements herein provided by signing and returning the enclosed copy to the undersigned, whereupon this agreement and your acceptance of the terms and conditions herein provided shall constitute a binding agreement among us.


Accepted                                            Very truly yours,

General Motors Corporation                          MORROW & CO., INC.

By: /s/ WARREN G. ANDERSEN                          By: /s/ GERALD J. MUCHA
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Title: ASST SECRETARY & ATTORNEY                    Title: MANAGING DIRECTOR
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Date: Jan. 3, 2000
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